TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial: 404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax : 404-962-6743

October 5, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Donald Walker

Re:	CompuCredit Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for the Period Ended June 30, 2006

File No. 000-25751

Dear Mr. Walker:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated September 21, 2006 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Corporation (the “Company”), with respect to the above-referenced Form 10-K and Form 10-Q. We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending a courtesy copy of this letter to you by Federal Express.

ATLANTA • HONG KONG • LONDON • NORFOLK • RALEIGH • RICHMOND

TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Form 10-K for Fiscal Year Ended December 31, 2005

Item 3. Legal Proceedings, page 28

1.	Please revise to disclose any amounts which have been accrued related to the class action lawsuit. Refer to Section II.I of the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline found on our website.

Company Response:

Section II.1 of Current Accounting and Disclosure Issues of Corporation Finance states that “Disclosure should discuss the nature of the claim, the amount accrued, if any, and the possible range of loss for claims where any amount within the range of reasonably possible loss is material.” At December 31, 2005, we concluded that there was not a material reasonably possible loss associated with this lawsuit, and, as a result, we did not accrue any amounts related to this lawsuit. In future filings, we will expressly provide the suggested disclosure of any accrued amounts.

Asset Quality

Charge-Offs, page 46

2.	Please revise to present your net charge-offs on a gross basis (i.e. gross charge-offs and recoveries).

Company Response:

We do not include a breakout of recoveries on credit card receivables as they historically have measured less than 2% of average managed receivables; as such, we do not believe that they represent a material amount or would provide the user with additional relevant information. We have noted the exclusion of these recoveries within our definitions of financial, operating and statistical measures included on pages 49-50 of our Form 10-K. In order to clarify this further, we will revise the disclosure in future filings as set forth below. Further, we will continue to monitor the impact that recoveries have on our financial results and will consider further disclosure if they become material.

Existing Disclosure

Combined gross charge offs. Represents the aggregate amounts of accrued finance charge, fee, and principal losses from customers unwilling or unable to pay their receivables balances, as well as bankrupt and deceased customers, less current-period recoveries.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Revised Disclosure

Combined gross charge offs. Represents the aggregate amounts of accrued finance charge, fee, and principal losses from customers unwilling or unable to pay their receivables balances, as well as bankrupt and deceased customers, less current-period recoveries. Recoveries on managed receivables represent all amounts received related to managed receivables that previously have been charged off, including payments received directly from customers and proceeds received from the sale of those charged off receivables. Recoveries typically have represented less than 2% of average managed receivables.

3.	Please revise to present your charge-off and recovery activity related to your loans and receivables which have not been securitized (i.e. on-balance sheet receivables).

Company Response:

Recoveries on our non-securitized (on-balance-sheet) receivables represent an even smaller percentage of average loans and fees receivable than the typically less than 2% level with respect to all managed receivables discussed in our response to Comment No. 2 above. Charge off data net of recoveries already is provided for all of our on-balance-sheet receivables (included as part of the rollforward of allowance for uncollectible loans and fees receivable on page F-9 of our Form 10-K). Due to the immateriality of recoveries on our on-balance-sheet loans and fees receivable, we previously have not disclosed the amount.

However, in order to further clarify the immateriality of these amounts, in future filings we will add additional disclosure to the rollforward of allowance for uncollectible loans and fees receivable within footnote 1 “Basis of Presentation – Loans and Fees Receivable, Net” (page 8 in our Form 10-Q for the period ended June 30, 2006) as follows:

Subtractions from the allowance for uncollectible loans and fees in the above table include $XX million of recoveries on loans and fees receivable previously charged off. Recoveries on loans and fees receivable typically have represented less than 1% of average loans and fees receivable.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Definitions of Financial, Operating, and Statistical Measures, page 49

4.	We note that you use the terms adjusted charge-offs and combined charge-offs, for purposes of analyzing your asset quality. The use of this term appears to represent a non-GAAP measure. Please revise here and throughout the filing, where appropriate, to label such information as “non-GAAP” and include the following:

•	A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

•	The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•	How management compensates for the limitations;

•	Why management believes the non-GAAP financial measure provides useful information to investors; and,

•	A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

Refer to the guidance of Item 10(c) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

Company Response:

We do not believe that the terms “adjusted charge-offs” or “combined charge-offs” are non-GAAP measures. As a threshold matter, we are not certain that these terms fall within the definition contained in Rule 101(a)(1) of Regulation G. In addition, they are “financial measures and ratios or statistical measures” calculated using financial measures calculated in accordance with GAAP as contemplated by Rule 101(a)(2). Lastly, we believe that full and fair disclosure of our financial performance – consistent with the Commission’s stated position that merely providing GAAP information may not be enough – requires the disclosures of these amounts, thereby bringing them within the exception contained in Rule 101(a)(3). This noted, we do provide definitions of the measures on page 49 of our Form 10-K, and we address most of the points raised in Comment No. 4 in our discussion of why these measures are of key importance to management, analysts and investors on page 43 of our Form 10-K and on page 28 of our Form 10-Q.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Critical Accounting Estimates

Valuation of Retained Interests, page 60

5.	Please revise to specifically disclose the circumstances which resulted in your adjustment to your assumed discount rate for purposes of valuing your retained interests. In your revision please disclose the rationale for the timing of the change in estimate.

Company Response:

Our Form 10-K includes within Note 13 on page F-27 the following discussion of our residual cash flows discount rate assumption used to value our I/O strips and retained interests:

The decrease in the residual cash flows discount rate results from tightened spreads on credit card securitization notes based upon the sale to third parties of subordinated bonds in a securitization in the second quarter of 2005 and the renewal at significantly lower pricing of two-year variable funding notes within the Company’s originated portfolio master trust during the third quarter of 2005, coupled with significantly increased overall collateral enhancement levels within the originated portfolio master trust during 2005 given the Company’s funding of cardholder purchases. The Company’s Statement No. 140 models recognize in computing the residual cash flows discount rate that variations in collateral enhancement levels affect the returns that investors require within securitization structures. Collateral enhancement levels increased significantly in 2005 given the liquidity generated for the Company based on the second quarter of 2005 Encore transaction (see Note 5, “Sale of Previously Charged-Off Receivables and Forward Flow Contract”) and the Company’s $250.0 million and $300.0 million Convertible Senior Note issuances (see Note 17, “Convertible Senior Notes”); the Company funded the majority of cardholder purchases underlying its originated portfolio master trust during 2005, rather than drawing against originated portfolio master trust conduit and variable funding note securitization facilities to fund these purchases. These beneficial effects on the residual cash flows discount rate were offset somewhat by increases in the LIBOR rate over the same period.

While duplicative with the discussion in Note 13 to our consolidated financial statements, we propose in future filings to revise the existing disclosure within our Critical Accounting Estimates (on page 60 of our Form 10-K) as follows:

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Existing Disclosure

With respect to the portfolios that we have securitized that are accounted for in accordance with Statement No. 140, we have adjusted the underlying Statement No. 140 and retained interests valuation assumptions significantly over the last three years as a result of changing economic conditions, our liquidity position and new bank regulatory guidelines. The most significant of these changes was our third quarter of 2004 reduction in the residual cash flows discount rate assumption used to value our I/O strips and retained interests based on new market conditions that became apparent as a result of our negotiation of two new term securitization facilities. The aggregate favorable pre-tax effect of this change was $21.7 million.

Revised Disclosure

With respect to the portfolios that we have securitized that are accounted for in accordance with Statement No. 140, we have adjusted the underlying Statement No. 140 and retained interests valuation assumptions significantly over the last three years as a result of changing economic conditions and changes in our liquidity position. The most significant of these changes was our third quarter of 2004 reduction in the residual cash flows discount rate assumption used to value our I/O strips and retained interests based principally on new market conditions that became apparent to us in the third quarter of 2004 as a result of our negotiation of two new term securitization facilities that we subsequently completed a few weeks after the close of the third quarter of 2004. The aggregate favorable pre-tax effect of third quarter 2004 changes to our residual cash flows discount rate assumption was $21.7 million. The third quarter 2004 change in our residual cash flows discount rate assumption is not reflective of a change in estimating methodology, but rather reflects changes in facts during the third quarter of 2004. As market circumstances change and as changes occur in the collateralization levels within our securitization trusts, these changes cause changes in our residual cash flows discount rate assumption. Facts continued to change in 2005, for example, during which we experienced further decreases in our residual cash flows discount rate. These decreases resulted from (1) further tightening of spreads on credit card securitization notes that we experienced in 2005 through (a) our sale to third parties of subordinated bonds in a securitization in the second quarter of 2005 and (b) the renewal at significantly lower pricing of two-year variable funding notes within our originated portfolio master trust during the third quarter of 2005, coupled with (2) significantly increased overall collateral enhancement levels within the originated portfolio master trust during 2005 given our funding of cardholder purchases. Our Statement No. 140 models recognize in computing the residual cash flows discount rate that variations in collateral enhancement levels affect the returns that investors require within securitization structures. Collateral enhancement levels increased significantly in 2005 given the liquidity generated by us based on our second quarter of 2005 Encore transaction and our $250.0 million and $300.0 million Convertible Senior Note issuances; we funded the majority of cardholder

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

purchases underlying our originated portfolio master trust during 2005, rather than drawing against originated portfolio master trust conduit and variable funding note securitization facilities to fund these purchases. These beneficial effects on the residual cash flows discount rate were offset somewhat, however, by increases in the LIBOR rate over the same period. We have continued to experience a tightening of the spreads in transactions in which we have participated in 2006; the tightening of spreads has again served in 2006 to offset increases in our LIBOR base rate in the determination of our residual cash flows discount rate.

Consolidated Balance Sheets, page F-2

6.	To the extent that you have loans and receivables held for sale at period end, please revise to separately present these assets as a separate line item. Refer to paragraph 8 of SOP 01-6.

Company Response:

We did not have any loans or receivables that met the definition of held for sale at period end; therefore, paragraph 8 of SOP 01-6 does not apply. If, as of the close of any future accounting period, we have loans or receivables that meet the definition of held for sale, we will present these assets as a separate line on our balance sheet.

7.	For purposes of providing more transparent financial statements, please revise your balance sheet disclosure to provide the components of the non-securitized earning assets, noted on page F-8, on the face of your balance sheet.

Company Response:

In future filings we will move the components of the non-securitized earning assets from the notes to the condensed consolidated financial statements to the face of our balance sheet.

8.	Please revise to separately present your allowance for loan loss on the face of your balance sheet. Refer to Article 9 of Regulation S-X.

Company Response:

We note that here and in other comments throughout the Comment Letter you refer to the requirements of Article 9 “Bank Holding Companies” of Regulation S-X. We do not fall under the requirements of Article 9 of Regulation S-X, as we do not own, and have never owned, an interest in a bank, and, thus, are not a bank holding company. Nevertheless, in future filings we will separately present our allowance for loan loss on the face of our balance sheet.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Consolidated Statements of Operations, page F-3

9.	Your income statement presentation attempts to provide the presentation prescribed by Article 9 of Regulation S-X; however, it appears that some of components of the line item “Fees and other income” should be classified as “Other income.” Please revise your income statement to conform the presentation required by Article 9.

Company Response:

As previously stated, we do not fall under the requirements of Article 9 of Regulation S-X; nevertheless, we have reviewed the components of the “Fees and other income on non-securitized earnings assets” line item of our Statement of Operations and have concluded that for all periods presented this line item included only an immaterial amount (at its greatest level in any accounting period, approximately $5 million or approximately 1% of the “Fees and other income on non-securitized earnings assets” line item) of non-operating-related so-called “other income.” In future filings we will recaption this line item “Fees and related income on non-securitized earnings assets.” If non-operating-related other income amounts should become material in future periods, we will add an “Other income” line item. In addition, we also will recaption our “Fees and other income on securitized earnings assets” line item (which includes no non-operating-related other income) as “Fees and related income on securitized earnings assets.”

Consolidated Statements of Cash Flows, page F-5

10.	We note on page 57 that securitization of the credit card receivables is a significant source of liquidity for you, which appears to indicate your intention to continuously securitize credit card receivables. Please tell us how you considered your intention to securitize the receivables in determining the appropriateness of the presentation of the cash flows associated with these activities as financing, instead of operating cash flows. Refer to paragraph 9 of SFAS 102.

Company Response:

In determining the presentation of cash flows associated with our securitized receivables, we tried to determine what would provide users with the most relevant information and the most transparency on the face of the cash flow statement into how cash is utilized. To provide this transparency, we applied a principles-based approach. When looking at the true cash results of our investments, we believe that separating our cash flows into “returns of investments” versus “returns on investments” is appropriate and accurately reflects our daily cash flows related to our securitized credit card

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

receivables. Our daily cash flows for our receivables includes physically paying cash out to acquire receivables and then physically receiving cash if we choose to securitize those receivables. We believe that these transactions represent investments in assets on which future returns will be made as returns on investments. The incremental retained interest in our securitized receivables represents the true economic interest to us from which we derive operating cash flows. Accordingly, we believe that isolating the economic portion of the loans (returns on investments) from the investments in and returns of investments provides the user with the most accurate view possible of the true cash flows resulting from our operations.

While we are aware of the Staff’s comments at the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5–7, 2005 as well as the Staff’s “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” dated March 4, 2005 (Section IIN4), we believe that presentation in strict accord with these comments would produce results that would be materially misleading to the users of our financial statements. After extensive discussions with our independent audit firm, we concluded that the current method of presentation was the most appropriate.

Following the above recommendations of the Staff for presentation of cash flows would have produced operating cash flows that would have fluctuated based solely on (1) growth in receivables levels, and (2) the relative levels of over-collateralization inherent within our securitization trusts, rather than on our ability to produce operating profits from managing the receivables underlying our retained interests (i.e., the economic returns on those retained interest investments).

For example, during 2005, in an effort to properly deploy an abundance of capital made available to us in that year through the Encore transaction ($143.0 million) and our $550.0 million of senior convertible notes proceeds, we sold a substantial portion of the receivables that we purchased to our originated portfolio master trust in exchange for retained interests, rather than for cash that would have been provided through the trust’s issuance of notes to investors in its securitization facilities. As a result, the receivables within the originated portfolio master trust provided significant over-collateralization relative to the level of outstanding investor notes, and our cash investments to grow our retained interests were quite significant. These cash investments represented a large net outflow of cash that in no way reflected upon our operating ability or our ability to earn cash returns on our retained interest investments. Reflecting the above activities within operating cash flows would have reduced our cash provided by operating activities to only $47.9 million from $278.5 million.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Conversely, during 2004, we sold our purchased receivables to the originated portfolio master trust in exchange for a much greater weighting of cash proceeds versus retained interests. As such, in 2004, the originated portfolio master trust was significantly more leveraged than in 2005 and there was very little over-collateralization within the trust; additionally, significant levels of cash were paid from the trust to us to fund our investments in receivables, in addition to the operating returns on those investments for which we received cash in both 2005 and 2004. If we had reported in accord with Staff recommendations, our 2004 operating cash flow in this circumstance would have been $190.3 million rather than $244.7 million.

Essentially, the difference in the type of consideration that management chose to receive upon its sale of purchased receivables to the securitization trust would have created over $176.3 million in impact on operating cash when comparing the year ended December 31, 2005 (for which we received predominantly retained interests instead of cash) to the year ended December 31, 2004 (for which we received predominantly cash instead of retained interests). Including these cash flows within the operating cash flows section would grossly exaggerate or understate the cash flows from operations, depending upon our decision to sell to the securitization trusts in exchange for cash or retained interests, respectively. This level of variability in cash flows has nothing to do with our ability to earn positive economic or operating cash flows as returns on retained interest investments. During periods of economic prosperity in which we have ample excess liquidity and in which our managed receivables perform at their best, operating cash flows would be negatively affected by our decision to sell receivables to our securitization trusts in exchange for retained interests rather than cash. Conversely, in periods of relative economic despair in which we may be liquidity constrained and in which our managed receivables may perform at less than optimal levels, we would show inflated operating cash flows based on our decision to sell receivables to our securitization trusts principally in exchange for cash which might be desperately needed to fund liquidity shortfalls outside the trust. This type of inverted result seemed so illogical to us that we chose to include only our economic returns on our cash profits received on our retained interest as operating cash flows.

Further, when reviewing the cash flows presented by our peer group, there appears to be diversity in practice and application likely based on nuances within specific securitizations and how various company management teams decide to fund their securitized receivables investments. We believe the presentation we used provides users with the most relevant information regarding the economic returns on our assets which we further clarify and discuss within the Liquidity, Funding and Capital Resources section of Management’s Discussion and Analysis (pages 54-55 for the Form 10-K and page 37 of our Form 10-Q). We feel that the disclosure on these pages provides the user with further relevant information into our cash inflows and outflows, provides robust disclosure into how the cash flows are presented and prevents any possible confusion.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Note 2: Significant Accounting Policies and Consolidated Financial Statement Components

Loans and Fees Receivable, Net page F-8

11.	Please revise to specifically disclose how your methodology of estimating your allowance for loan loss has accurately estimated the amount of loss contained in your portfolio. Refer to SAB Topic 6:L.6.

Company Response:

In future filings we will expand our disclosure related to the methodology of estimating our allowance for uncollectible loans and fees receivable as disclosed below.

Supplementally, we note specific examples of the methodology we have described in the additional disclosure below. We prepare an analysis on a monthly basis that compares charge-offs of accounts in the past 12 months with the related receivables balances at the close of the same month in the prior year. We then determine the percentage of account dollars that charged off, and apply that percentage to the current month’s ending balance by delinquency bucket to determine the required reserve. For our most significant loan portfolio, we do this analysis on a vintage basis by grouping accounts by the number of months on books (“MOB”), or months since the account was activated. We group these accounts into 3-month vintages, and determine the charge-off rate by MOB and by delinquency bucket. We then apply the charge-off rate from the prior year balances to the current balances by delinquency bucket and MOB to calculate our initial reserve amount. Next, we analyze trends for the past six months in the rate at which accounts that are current in a particular month become 1 to 30 days past due in the next month, and the rate at which accounts that are 1 to 30 days past due become 31 to 60 days past due in the next month. If these “roll rates” indicate that a greater number of accounts are becoming delinquent than were rolling in the prior year, we increase our initial estimate of the allowance for loan loss. We also consider changes in the credit quality of the portfolio based on changes in our underwriting criteria, market factors we believe may negatively impact the ability of our customers to continue to make payments, and the rate at which we recover charged-off balances or sell them. We believe this methodology provides us with the most pertinent information we need to determine the most appropriate allowance for loan loss.

Existing Disclosure:

The allowance for uncollectible loans and fees is provided for that portion of the loans and fees receivable that management believes will not ultimately be collected.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Additional Disclosure:

We determine the necessary allowance for uncollectible loans and fees receivable by analyzing some or all of the following: historical loss rates, current delinquency and roll rate trends, vintage analyses based on number of months an account is open, forecasted effects of changes in the economy on our customers, changes in underwriting criteria, and estimated recoveries. A considerable amount of judgment is required to assess the ultimate amount of uncollectible loans and fees, and we continuously evaluate and update our methodologies to determine the most appropriate allowance necessary and to evaluate with hindsight using look-back methodologies the propriety of prior reported allowance levels.

Software, Furniture, and Equipment, page F-11

12.	Please revise the description of your policy for the capitalization of internally developed software to specifically disclose how you track costs for determination whether the costs should be capitalized or expensed and to disclose the nature of the costs capitalized.

Company Response:

We track all costs related to internally developed software through specific accounts in our general ledger. In future Form 10-Ks we will modify our disclosure of how the Company capitalizes costs related to internal development and implementation of software.

Existing Disclosure:

The Company capitalizes costs related to internal development and implementation of software used in operating activities of the Company in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Additional Disclosure:

These capitalized costs consist almost exclusively of fees paid to third-party consultants to develop, code, install and test software specific to our needs and to customize purchased software to maximize its benefit to us. We have focused the majority of these efforts on our proprietary information management system that supports our decision-making function, including targeted marketing, solicitation, application processing, account management and collections activities.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Note 5: Sale of Previously Charged-Off Receivables and Forward Flow Contract, page F-19

13.	Please revise to disclose how you determined the dollar amount of the gain associated with the previously charged-off pool of receivables, subject to immediate gain recognition, and the dollar amount of the gain associated with the Forward Flow Contract subject to deferred gain recognition. Refer us to the technical literature you have considered.

Company Response:

While the discussion included in the Form 10-K does not include specific discussion on the mechanics behind the allocation of proceeds between the sale of the existing receivables and the forward flow contract, we believe that the disclosure of the amounts related to each element provides the user with the required information.

Supplementally, we note that while the sale of the receivables and the forward flow contract were embodied within the same transaction documents and were closed as contemporaneous transactions, the transaction documents set forth clear and unambiguous provisions and pricing that is separate and distinct for each of (1) the sale of the receivables, and (2) the forward flow contract. The separate contractual terms relating to the forward flow contract call for the delivery of up to $3.25 billion in face amount of the future charged-off credit card receivables over a five-year period, in exchange for (1) a fixed cash payment per dollar of face amount of charged-off credit card receivables to be sold to Encore, and (2) an up-front payment by Encore to CompuCredit based on CompuCredit’s commitment to deliver at least $3.0 billion in charge offs to Encore, which up-front payment is refundable at periodic intervals at a rate of $.02239 per dollar of short-fall in CompuCredit’s delivery of charge-off receivables to Encore relative to the minimum required delivery amount. Based on these provisions, CompuCredit recorded deferred revenue in the amount of $67.2 million ($3.0 billion multiplied by the refund factor of $.02239 per dollar of short-fall or $67.2 million, rounded in our disclosures to $67.0 million). No penalties for an under-delivery of receivables beyond the refund of the prepaid purchase price were provided for within the contract.

The $76.0 million remainder of the $143.0 million paid to CompuCredit in the Encore transactions was allocated to the sale of the receivables portfolio to Encore. Other than the refund provisions contained in the contract related to the forward flow agreement, no other models existed within CompuCredit forecasting the fair value of the two separate transactions. Absent any other factors, the amount agreed to in the contract was determined to be the fair value paid between willing buyer and seller, as the refundable amount of the prepayment under the forward flow contract was the product of extensive negotiations.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

We do not believe that adding incremental disclosure provides the user with any additional relevant information. Both amounts are disclosed within the notes to the financial statements as well as the accounting treatment applied to both. We referenced SFAS 144, SFAS 140 and FASB Current text F39.104-.109, Financial Instruments: Transfers (FAS 140) - Accounting for Transfers in determining our treatment.

14.	The Forward Flow Contract appears to have the characteristics of a derivative described in paragraph 6 of SFAS 133. Please revise to disclose how you determined the contract should not be accounted for as a derivative.

Company Response:

We do not believe that it is necessary for us to disclose the basis for our conclusions that an instrument does not qualify as a derivative. However, to provide further background to the Staff, our analysis of potential derivative classification performed contemporaneous with our recording of the transaction is supplementally provided below.

We note that while we concluded that the Forward Flow contract with Encore did meet the definition of 6(a) and 6(b) of SFAS 133, we also concluded that it did not qualify as a derivative under paragraph 6(c) (or the finer detail of paragraph 9) of SFAS 133. Paragraph 6(c) discusses whether the terms of the contract require or permit net settlement. Paragraph 9 of SFAS 133 details those criteria as meeting one of the following conditions:

“a. Neither party is required to deliver an asset that is associated with the underlying that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.”

Based solely on the above language, one might initially conclude that because our debt collection subsidiary is “required” to deliver the charged-off credit card receivables to the third party, the paragraph 9(a) criterion is not met. The inquiry cannot stop here, however, because even with one party being required to deliver an underlying asset, the requirements of paragraph 9(a) may still be considered as having been met if there are certain types of penalties in place for failure of the party with the delivery requirement to meet its delivery obligations. In reviewing Q&A

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

interpretations of SFAS 133, net settlement could be deemed to occur under paragraph 9.a. if a penalty is in place for nonperformance that is variable based on changes in the price of the underlying items within the contract. The contemplated debt collection subsidiary arrangement has a penalty in place for nonperformance, however, that is fixed, rather than variable based on changes in the price of the underlying. The price and the penalty for nonperformance under the contract are both fixed and the penalty is explicitly not contingent or variable based on changes in underlying prices; the penalty is simply calculated as a fixed amount for every dollar of delivery below the required $3.0 billion notional delivery commitment. Paragraph 57(c) (1) of SFAS 133 specifically states that, “A fixed penalty for nonperformance is not a net settlement provision.” As such, we concluded that the conditions of paragraph 9.a. do not apply.

“b. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.”

Paragraph 57(c)(2) of SFAS 133 allows that the term market mechanism should be interpreted broadly. In Q&A interpretation of SFAS 133, the existence of a market mechanism could be indicated by a number of factors, including:

1. There is a means to settle a contract that enables one party to readily liquidate its net position under the contract. Other than through breaching and paying the fixed penalty (discussed above), there is no method to settle the contemplated debt collection subsidiary contract.

2. It results in one party to the contract becoming fully relieved of its rights and obligations under the contract. Under the contract, any subsequent assignment or sale of the contract by the third party would not relieve the third party of its rights and obligations under the contract.

3. Liquidation of the net position does not require significant transaction costs. Only breaching and paying the fixed penalty amount represents a means for “liquidating” the net position. As discussed above, this does not constitute a net settlement provision.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

4. Liquidation of the net position under the contract occurs without significant negotiation and due diligence and occurs within a time frame that is customary for settlement of the type of contract. The sale of charged-off credit card receivables is not part of a standardized process in an active market. Each sale requires due-diligence to be performed, marketing packages to be produced, a bid/auction process, legal consultation, extensive negotiations, etc. As such, liquidation would not occur in a timely process and generally would take from a few weeks time (with a repeat buyer) to a month or more (for first time buyers).

Based on these indicators, we concluded that no market mechanism exists to facilitate net settlement.

“c. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption — an option to require delivery of a swap contract, which is a derivative.”

FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, states that assets that are readily convertible to cash “have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price” (paragraph 83(a)). For contracts that involve multiple deliveries of the asset, the phrase in an active market that can rapidly absorb the quantity held by the entity should be applied separately to the expected quantity in each delivery.”

Paragraph 9(c) raises the concept of delivering an asset similar to that described in 9(a), but which is readily convertible to cash. As discussed above in the analysis of a market mechanism, no ready market exists for the purchase of charged-off credit card receivables. Looking at the paragraph 9(c) example of a forward contract in an exchange-traded equity security, one must conclude

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October 5, 2006

that the proposed debt collection subsidiary’s prepaid forward flow arrangement is not at all similar. Further, the applicable discussion of FASB Concepts Statement No. 5 in SFAS 133 defines assets that are “readily convertible to cash” as having fungible units and quoted prices available in active markets that can absorb the quantity held. Each portfolio of charged-off credit card receivables expected to be sold by the debt collection subsidiary under the prepaid forward flow arrangement is unique in some characteristics and is not necessarily interchangeable or fungible with charge-off credit card receivables for other portfolios from which the debt collection subsidiary will meet its delivery commitments.

Note 7: Fingerhut Receivables, page F-21

15.	Please provide us your accounting analysis of the transactions related to the Fingerhut receivables and your basis for the accounting treatment applied. Refer us to the specific accounting literature you relied upon.

Company Response:

In July 2002, we completed a transaction with Federated Department Stores, Inc. in which in exchange for $75.2 million plus the assumption of a $95.8 million servicing liability we purchased the retained interests in a trust (the “Original Fingerhut Trust”) that owned approximately $1.0 billion in face amount of receivables. The receivables included in the trust were those generated by private label revolving credit cards used to purchase items from the Fingerhut catalog. These acquired retained interests were determined to fall under the scope of paragraph 5 of EITF 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.”

During the third quarter of 2003, a third party acquired our retained interests in the Original Fingerhut Trust in exchange for $27.3 million and retained interests in a new trust (the “Fingerhut Trust”), which owned a collateral security interest in the Original Fingerhut Trust. Subsequent to this third quarter 2003 transaction, we continued to utilize the effective interest method of EITF 99-20 as this transaction only impacted the timing of the income recognition and did not remove it from the scope of EITF 99-20. Accordingly, we revised our EITF 99-20 models to reflect these new estimates on cash flows.

On August 15, 2004, the remaining debt underlying the Fingerhut Trust was repaid from cash collections within the trust through July 31, 2004. In accordance with paragraph 55 of Statement No. 140 and EITF 02-9 “Accounting for Changes That Result

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in a Transferor Regaining Control of Financial Assets Sold,” we resumed accounting ownership of the Fingerhut receivables at an approximate $0.0 carryover basis corresponding to our then-existing basis in the Fingerhut Trust retained interests as there were no other beneficial interest holders or debt outstanding. Accordingly, the investment was then accounted for under a cash basis with all cash collections received on these “de-securitized” Fingerhut receivables subsequent to July 31, 2004, being recognized into income as fees and other income on the Company’s 2004 consolidated statement of operations.

Our original servicing liability associated with the Original Fingerhut Trust was converted into a deferred gain at the time of the third quarter of 2003 Fingerhut retained interests exchange since the liability no longer existed; this deferred gain balance was netted against retained interests in credit card receivables securitized in prior periods. Because of the de-securitization of the Fingerhut receivables during the third quarter of 2004, deferred gain was presented as a separate liability on our consolidated balance sheet as of December 31, 2004. This deferred gain was amortized into fees and other income on non-securitized earning assets in the Company’s consolidated statements of operations in a manner that corresponded with actual and anticipated future cash collections on the de-securitized Fingerhut receivables.

In September 2005, the Company sold its Fingerhut receivables to Fingerhut Trust III pursuant to a Statement No. 140 transfer in exchange for a subordinated, certificated interest issued by the trust, thereby resulting in a securitization gain of $31.6 million. Because the fees earned by the Company for servicing the Fingerhut Trust III receivables did not represent adequate compensation for servicing, the Company has recorded a servicing liability associated with its servicing obligation; as of December 31, 2005, this servicing liability was valued at $0.6 million.

Note 9: Retail Micro-Leases Acquisitions, page F-23

16.	Please revise to disclose how you determined the valuation of your intangible assets acquired through the micro-lease acquisitions. If a third party valuation specialist was not utilized, please revise to disclose why the use of a specialist was not deemed to be necessary.

17.	Please revise to disclose your justification for the purchase price paid for each acquisition which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

18.	Please revise to disclose how you determined that the trademarks and trade names represent an indefinite life intangible. In your response, please provide us your analysis performed under paragraph 11 of SFAS 142 and disclose the methodology utilized for purposes of determining the fair value of these intangibles for purposes of annual impairment testing.

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 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Company Response to Comment Nos. 16, 17 & 18:

In future filings we will modify our disclosure related to the Retail Micro-Loans Acquisition.

The indefinite life of the trademarks/trade names is determined based on several factors required under paragraph 11 of SFAS 142. Among the factors we considered were the length of time that the acquired companies have been in existence and our intention to keep the trade names in use going forward. In addition, on the acquisition dates and at December 31, 2005, there were no legal, regulatory or contractual provisions that could limit the useful life of the trademarks/trade names. Based on our history and the planned expansion that was expected to generate cash flows indefinitely, we agreed with the opinions of a third-party valuation specialist and determined that the trademarks/trade names had an indefinite life.

Existing Disclosure:

During the second quarter of 2004, the Company acquired substantially all of the assets of First American, a complementary sub-prime lender, for $108.9 million, including transaction costs and assumed liabilities. With over 300 retail branch locations, First American’s operations and footprint serve as the principal platform for the Company’s micro-loan activities. During the third quarter of 2004, the Company acquired another complementary sub-prime lender, Venture Services, for $33.9 million, including transaction costs and assumed liabilities. The acquisition of Venture Services added 166 retail branch locations to the Company’s retail micro-loan base. During the first quarter of 2005, the Company paid $11.9 million, including transaction costs and assumed liabilities, for 39 additional retail branch locations (and other underlying assets) in the State of Ohio. The results of all of these acquisitions (the “Retail Micro-Loans Acquisitions”) are included in the Company’s consolidated statements of operations since the respective acquisition dates.

The Company financed its Retail Micro-Loans Acquisitions with an aggregate of $79.7 million of cash and $75.0 million of third-party debt financing. The Company structured the Retail Micro-Loans Acquisitions through a subsidiary, which serves as a holding company for several separate subsidiaries supporting these operations.

Additional Disclosure:

These acquisitions were part of our strategic plan to expand and diversify into other sub-prime asset classes and markets; as such, the purchase price reflected our estimate of fair value, which included our assessment of the cost associated with acquiring an established entity in this market versus the cost of new entry.

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 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Subsequent to the acquisitions (with the exception of the relatively less significant acquisition of 39 retail branch locations and other underlying assets in Ohio), in support of our internal valuations and purchase price allocations under Statement No. 141, we contracted with a third-party valuation specialist to prepare a valuation analysis and report on the fair value of the intangible assets. An income approach to estimate the fair value of the related intangible assets was utilized both internally as well as by the third-party specialist. In addition, the third-party valuation specialist provided us with a report supporting our estimates of the useful lives of the related intangible assets.

Note 10: Auto Finance Acquisitions, page F-23

19.	Please revise to disclose how you determined the valuation of your intangible assets acquired through the auto finance acquisition. If a third party valuation specialist was not utilized, please revise to disclose why a valuation was not deemed to be necessary.

20.	Please revise to disclose your justification for the purchase price paid for each acquisition which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

Company Response to Comment Nos. 19 & 20:

In future filings, we will modify our disclosure related to the Auto Finance Acquisition as follows.

Existing Disclosure:

On April 1, 2005, the Company acquired Wells Fargo Financial’s “Consumer Auto Receivables” business unit. This acquisition included all of Consumer Auto Receivables’ assets, business operations and employees for $121.5 million, including transaction costs. The acquisition was financed using $88.2 million in third-party debt (see Note 16, “Notes Payable”), with the remainder in cash. At the acquisition date, Consumer Auto Receivables had $128.9 million auto-finance-related receivables (at face, net of unearned discounts) and operated in thirty-eight states through its twelve branches, three regional processing centers and national collection center at its Lake Mary, Florida headquarters. The business had approximately 300 employees. The results of operations of the auto finance business are included in the Company’s 2005 consolidated statement of operations subsequent to the acquisition date, and the auto finance business is treated as a separate segment as discussed in Note 3, “Segment Reporting.”

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October 5, 2006

Additional Disclosure:

This acquisition was part of our strategic plan to expand and diversify into other sub-prime asset classes and markets; as such the purchase price reflected our estimate of fair value, which included our assessment of the cost associated with acquiring an established entity in this market verse the cost of new entry.

Subsequent to the acquisition, in support of our internal valuations and purchase price allocations under Statement No. 141, we contracted with a third-party valuation specialist to prepare a valuation analysis and report on the fair value of the intangible assets. An income approach to estimate the fair value of the related intangible assets was utilized both internally as well as by the third party specialist. In addition, the third-party valuation specialist provided us with a report supporting our estimates of the useful lives of the related intangible assets.

21.	Please revise to present the pro forma financial information required by paragraph 54 of SFAS 141.

Company Response:

Our analyses to determine if pro forma financial information was required under paragraph 54 of SFAS 141 were based on significant subsidiary as defined in Item 1-02(w) of Regulation S-X and the criteria used in Item 3-05 of Regulation S-X. Based on this we concluded that the Auto Finance financial information did not exceed the 20% level under any of the three tests used in Item 3-05, nor did it exceed the 10% level under any of the three tests for a significant subsidiary as defined in Item 1-02(w); therefore we concluded that it was not a material purchase. In addition, the Auto Finance operation was purchased on April 1, 2005, and, as a result, the income statement in our 2005 Form 10-K includes nine months of operations. Following this acquisition, the Auto Finance operation was disclosed separately as a new segment in Note 3 to our financial statements included in our 2005 Form 10-K. Based on this we determined that the pro forma disclosure was not required.

Note 17: Convertible Senior Notes, page F-31

22.	Please revise to disclose how you determined the 30-year share lending agreement with Bear Stearns did not require bifurcation and accounting treatment as a derivative. Please provide the analysis you performed under paragraph 12 of SFAS 133.

Company Response:

At the time of the transaction, we reviewed the applicable literature, including

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EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments,” and particularly SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.”

The literature did not contain any guidance or examples that are directly on point, and we concluded that a strong argument existed that the share lending agreement might not constitute an embedded derivative with respect to the convertible notes (the “November Notes”). However, we recognized the contrary arguments. As a result, we also assessed whether there was any identifiable and quantifiable or measurable value that was attributable to the share lending agreement. The most logical approach to this assessment was to compare the November Notes to the convertible notes that we issued in May 2005 with respect to which there was no share lending agreement (the “May Notes”). The May Notes and the attendant offering process were substantially identical to the November Notes.

To perform this analysis we looked at several factors, including (1) whether the presence of the share lending arrangement resulted in our receiving a better interest rate, conversion rate or other terms than we otherwise would have received (it did not), and (2) whether our stock benefited post-offering from the presence of the share lending agreement (it did not). With respect to the terms of the November Notes, we note that both the interest rate and conversion rates were no more favorable, adjusting for general market changes, for the November Notes than they were for the May Notes. We also considered the terms pursuant to which an independent party would be willing to lend shares of common stock, although we recognized that lending shares did not cost the Company anything while it would have involved an opportunity cost to a third-party lender. Therefore we concluded that the revenues from lending the shares (i.e., less than 0.5% of the value of the lent shares over the entire life of the share lending agreement) were immaterial.

Based upon this analysis we concluded that were the share lending agreement to constitute an embedded derivative with respect to the November notes, the value assignable to it would be zero, or at most an immaterial amount, that did not require separate accounting or disclosure.

23.	Please tell us how you concluded that the agreement entered into with Bear Stearns is consistent with the fact pattern described in paragraph 25 of SFAS 150 and therefore, the shares should not be considered outstanding for purposes of determining earnings per share.

Company Response:

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October 5, 2006

Paragraph 25 on its face addresses situations where a company is obligated to purchase its own shares pursuant to a mandatorily redeemable security or a forward contract and requires the exclusion of those shares from calculating earnings per share. Under our share lending agreement, we are entitled to receive shares back on an agreed upon date. The return obligation is comparable to the delivery obligation of the holder of, or the counterparty to, mandatorily redeemable securities and forward contracts. While we do not have a payment obligation (which would exist in the case in a mandatorily redeemable security but not with a forward contract), the key to paragraph 25 is not whether the entity must pay consideration for the shares, but instead is the certainty of its entitlement to receive, or its obligation to repurchase, the shares. In that regard, the share lending agreement falls within the coverage of paragraph 25.

Note 9: Income Taxes, page F-34

24.	Please revise to explicitly state that based upon the information available it is more likely than not that future operating income will be insufficient to permit the utilization of the net operating losses in future periods. Refer to paragraph 17(e) of SFAS 109.

Company Response:

In future Form 10-Ks, we will replace the current valuation allowance language within Note 19 to our consolidated financial statements with the language provided below.

Existing Disclosure:

The amounts reflected in the above table are net of a valuation allowance of $31.6 million and $19.6 million at December 31, 2005 and 2004, respectively, which represents a provision for uncertainty as to the realization of net operating losses in certain state tax jurisdictions. There are no other net operating loss carry forwards other than these described here.

Revised Disclosure:

The amounts reflected in the above table are net of a valuation allowance of $XX million and $XX million at December 31, 2006 and 2005, respectively, which represents a provision for uncertainty as to the realization of net operating losses in certain state tax jurisdictions. Because the entity that generated these net operating losses has never generated a profit that is subject to tax in these state tax jurisdictions during the 10-year history of its operations and is not expected for the foreseeable future to generate a profit that is subject to tax in these state tax jurisdictions, it is more likely than not that these net operating losses will never be utilized to reduce future state tax liabilities in these jurisdictions. There are no other net operating loss carry forwards other than these described herein.

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 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Retail Micro-Segment page 33

25.	Please revise to disclose how you disposed of your operations (i.e. sale, abandonment, etc.) of the 23 stores which were closed during the six months ended June 30, 2006. In your revision, please disclose how you considered the need to present the operations of the closed facilities as discontinued operations. Refer to SFAS 144.

Company Response:

As disclosed on page 33 in our Form 10-Q, the 23 storefront locations were closed. We do not believe that we are required to disclose why we concluded that the closures did not qualify for discontinued operations treatment. Supplementally, we wish to advise the Staff that, based on our analysis, closing the 23 storefront locations does not meet the discontinued operations criteria based on the following: (1) these storefronts individually or together did not constitute a component of an entity using the definition of a reportable segment or an operating segment, both of which are mentioned as potential indicators of a component; (2) the closing or opening of individual storefronts is not material to the financial statements of CompuCredit and is a common occurrence in this market; and (3) our choice to close these storefronts was based on the ability to currently earn desired returns and we will continue to provide this and potentially other products to that customer base from the neighboring states or by reopening storefronts or providing other products if we choose. As such, we believe that these closures are based more on economic conditions and do not necessarily represent a permanent shift or removal from a specific market.

*     *     *     *     *

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROUTMAN SANDERS LLP

 ATTORNEYS AT LAW

Securities and Exchange Commission

October 5, 2006

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3822 or Paul Davis Fancher at (404) 885-3310.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.

cc:	J.Paul Whitehead, III (CompuCredit Corporation)

Mitch Saunders (CompuCredit Corporation)

Rohit Kirpalani (CompuCredit Corporation)

Bruce Candebat (CompuCredit Corporation)

Paul Davis Fancher (Troutman Sanders LLP)